UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GRAFTECH INTERNATIONAL LTD.

Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

C. David Goldman, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313201

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,337 shares
	8	SHARED VOTING POWER 8,313,403 shares (1)
	9	SOLE DISPOSITIVE POWER 444,337 shares
	10	SHARED DISPOSITIVE POWER 8,313,403 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,757,740 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
 (1) Includes 8,107,146 shares held by Daniel Milikowsky Family Holdings, LLC. Excludes 148,898 shares which represent Nathan Milikowsky’s pro rata interest in shares held by entities co-owned with Daniel Milikowsky.  The amounts shown in rows 8, 10, 11 and 13 have been adjusted to remove the effects of double counting of those shares.

CUSIP No. 384313201

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,269,204 shares
	8	SHARED VOTING POWER 206,258 shares (1)
	9	SOLE DISPOSITIVE POWER 6,269,204 shares
	10	SHARED DISPOSITIVE POWER 206,258 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,475,462 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Excludes 148,898 shares which represent Daniel Milikowsky’s pro rata interest in shares held by entities co-owned with Nathan Milikowsky.  The amounts shown in rows 8, 10, 11 and 13 have been adjusted to eliminate double counting of these shares.  Also excludes 760,760 shares held by Nathan Milikowsky’s wife.

CUSIP No. 384313201

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 8,107,146 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 8,107,146 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,107,146 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1) These shares are also included in the shared ownership of  Daniel Milikowsky.

Item 1.     Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Common Stock”) of GrafTech International Ltd. (the “Issuer”) having its principal executive office at 12900 Snow Road, Parma, Ohio 44130.

Item 2.     Identity and Background.

This statement is being filed by Nathan Milikowsky , Daniel Milikowsky and Daniel Milikowsky Family Holdings, LLC, who are referred to collectively herein as the “Reporting Persons.”

The managers of  Daniel Milikowsky Family Holdings, LLC are Matthew and Jennifer Milikowsky.

The address of the principal business office of  Daniel Milikowsky and  Daniel Milikowsky Family Holdings, LLC, as well as its managers, is c/o Jordan International, Hamden Center II, 2321 Whitney Ave, Suite 105, Hamden, CT 06518-3524.  The address of the principal business office of Nathan Milikowsky is 822 Boylston Street, Suite 106, Chestnut Hill, MA  02467.

The principal business of Nathan Milikowsky is the management of his investments.  Nathan Milikowsky was President of Seadrift Coke L.P. and Chairman of C/G Electrodes LLC until the merger with the Issuer.  It is anticipated that Nathan Milikosky will serve as a director of the Issuer. Daniel Milikowsky's principal business is steel trading through Jordan International.

In addition to being the managers of Daniel Milikowsky Family Holdings, LLC,  Matthew Milikowsky is an attorney and a captain in the U.S. Army and Jennifer Milikowsky is a wildlife biologist with Nature Conservancy.

Nathan , Daniel, Matthew and Jennifer Milikowsky are United States citizens.  Daniel Milikowsky Family Holdings, LLC is a Delaware limited liability company.

During the five years prior to the date hereof, none of the Reporting Persons nor the other persons enumerated above has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

All of the shares of  Common Stock beneficially owned by the Reporting Persons (the “Securities”) were acquired on November 30, 2010 in exchange for their equity interests in Seadrift Coke L.P. and in C/G Electrodes LLC (the “Merger”).

No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the Securities for investment purposes.  Depending on market conditions, their respective continuing evaluations of the business and prospects of the Issuer and other factors, the  Reporting Persons may dispose of or acquire additional securities of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons  may be deemed to beneficially own an aggregate of 15,233,203 shares of Common Stock, which represents an aggregate of  10.5% of the 145,277,670 shares Issuer’s Common Stock outstanding, on November 30, 2010, according to information provided by the Issuer in its Registration Statement on Form S-3 filed November 30, 2010 (No. 333-170881). The foregoing numbers have been adjusted to eliminate double counting of shares as to which the Reporting Persons share voting and/or investment power. Each of Daniel Milikowsky and Daniel Milikowsky Family Holdings, LLC disclaims beneficial ownership of all shares beneficially owned by Nathan Milikowsky and the shares that represent Nathan Milikowsky’s pro rata  interest in certain entities co-owned with Daniel Milikowsky.  Nathan Milikowsky disclaims beneficial ownership of shares held by his wife, Daniel Milikowsky, Daniel Milikowsky Family Holdings, LLC and the shares that represent Daniel Milikowsky’s pro rata  interest in  certain entities co-owned with Nathan Milikowsky.

(b)
The amount and nature of the voting and investment power held by each of the Reporting Persons, as adjusted to eliminate double counting of certain shares held by entities jointly owned by Daniel and Nathan Milikowsky, is as follows:

	Daniel Milikowsky	Nathan Milikowsky	Daniel Milikowsky Family Holdings, LLC(1)
Sole power to vote or to direct the vote	444,337	6,269,204	0
Shared power to vote or to direct the vote	8,313,403	206,258	8,107,146
Sole power to dispose or to direct the disposition	444,337	6,269,204	0
Shared power to dispose or to direct the disposition	8,313,403	206,258	8,107,146
(1) Also included in holdings of Daniel Milikowsky.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
Except for the members or beneficiaries of the entities whose shares are deemed to be beneficially owned by the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Registration Rights and Stockholders’ Agreement

The Reporting Persons are among the parties to a Registration Rights and Stockholders’ Agreement  dated November 30, 2010 (the “RRSA”). The RRSA contains lock-up and standstill provisions, transfer restrictions, director nomination rights and registration rights with respect to the Securities issued to the equity holders of Seadrift Coke L.P. and C/G Electrodes LLC.  As used herein, the term “Milikowsky Holders” includes the Reporting Persons and the entities which they may be deemed to beneficial own for purposes of this Schedule 13D.

Lock-up and Standstill Provisions

Each of the Milikowsky Holders agreed, for two (2) years following November 30, 2010 and thereafter until six (6) months after the later of (i) the termination of the Milikowsky Holders’ right to nominate an individual for election as a director of the Issuer (see, “Board Nomination Rights”, below) and (ii) the date on which any such nominated director ceases to be a member of the Issuer’s Board, that:

•
it will not enter into, and will not permit any of its controlled affiliates or related parties to enter into, any contract to purchase, sell, borrow, lend, pledge, or otherwise acquire or transfer, directly or indirectly, any securities of the Issuer; and

•
it will not enter into, and will not permit any of its controlled affiliates or related parties to enter into, any economic or voting derivative, swap or other contract that transfers to, or acquires from, any other person any of the voting rights or economic consequences of ownership of any securities of the Issuer or the value of which is measured or determined by, or with respect to, the value of any securities of the Issuer.

Each of the Milikowsky Holders agreed not to take any of the following actions for a period of two (2) years following November 30, 2010 and thereafter until six (6) months after the later of (i) the termination of the Milikowsky Holders’ right to nominate an individual for election as a director of the Issuer or (ii) the date on which any such nominated director ceases to be a member of the Issuer’s Board (the “standstill”):

•	initiate or participate in any solicitation of proxies to vote any securities of the Issuer;

•	advise or influence any person (other than a related party) with respect to the voting of any securities of the Issuer;

•
take any action to change, control or influence the management (including the composition of the Issuer’s Board) or policies of the Issuer (except in connection with the exercise of the fiduciary duties of the board nominee of the Milikowsky Holders if he is then serving as a member of the Issuer’s Board) or to obtain representation on the Board (except for the board designation rights in the RRSA);

•	make any public announcement with respect to, submit a public proposal for or make any public offer as to any extraordinary transaction involving the Issuer;

•	form, assist or participate in a group in connection with any of the foregoing;

•	enter into any discussions, arrangements or contracts with any other person regarding any of the foregoing; or

•
take any action that would require the Issuer under applicable laws, due to fiduciary duties, or otherwise, to make any public announcement relating to any of the foregoing or any extraordinary transaction.

Notwithstanding the lock-up and standstill provisions, Nathan Milikowsky and his wife may transfer up to an aggregate of 1,600,000 shares (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification transactions by us) of Common Stock to The Rebecca and Nathan Milikowsky Family Foundation and Daniel Milikowsky and Daniel Milikowsky Family Holdings, LLC may transfer up to an aggregate of 1,600,000 shares (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification transactions by the Issuer) of  Common Stock to The Daniel and Sharon Milikowsky Family Foundation, Inc. Following the transfer of any such shares to one of such foundations (“Exempt Shares”), the applicable foundation may transfer such shares without restriction under the lock-up and standstill provisions.

Notwithstanding the lock-up and standstill provisions, at any time after six (6) months following November 30, 2010, each of Nathan Milikowsky (and his affiliates and related parties) and Daniel Milikowsky (and his affiliates and related parties) may sell Common Stock in transactions exempt from registration under the Securities Act of 1933 under Rule 144, or otherwise, or in a public offering; provided, that the aggregate number of shares each such group may sell in any three (3) month period may not exceed one percent (1%) of the outstanding shares of  Common Stock (but excluding Exempt Shares for these purposes).

Notwithstanding the lock-up and standstill provisions, (a) if the Issuer issues additional shares of its Common Stock or securities convertible into or exercisable or exchangeable for shares of its Common Stock, each of the Milikowsky Holders has the right to purchase, in connection with the offering thereof or thereafter in the open market, up to such additional number of shares of  Common Stock or such securities so that its relative percentage of beneficial ownership of Common Stock is the same, after giving effect to such purchase, as it was immediately prior to such issuance and (b) each holder who received shares of Common Stock in the Merger has the right to transfer shares of  Common Stock (i) in connection with the consummation of, or otherwise pursuant to, a merger, tender offer, exchange offer or other business combination, so long as such transaction has been approved or recommended by the Issuer’s Board, (ii) as required pursuant to any law or order, or (iii) two (2) years following November 30, 2010.

Registration Rights

The registration rights include up to four (4) demand registrations (two (2) of which may be underwritten offerings) exercisable at any time after sixty (60) days prior to the second anniversary of  November 30, 2010 and piggyback rights on certain registrations by the Issuer (whether for its own account or for the account of other stockholders). The Issuer agreed to, within five (5) days following November 30, 2010, include in any shelf registration statement which it may file to register resales of the Issuer common stock by directors and officers of the Issuer, shares of the Issuer common stock issued in connection with the Merger to the Milikowsky Holders (and their related parties and affiliates).  The RRSA contains customary registration procedures and indemnification provisions relating to the registration rights, and the Issuer agreed to pay all expenses (other than commissions, discounts and stock transfer taxes) relating to such registrations.

Board Nomination Rights

Pursuant to the RRSA, the Issuer agreed to (i) increase the size of its Board of Directors by one (1) and elect a representative of the Milikowsky Holders (and their related parties and affiliates) to its Board of Directors and (ii) nominate such representative for re-election in subsequent years, provided the Milikowsky Holders (and their related parties and affiliates) continue to hold in the aggregate at least twelve million shares of Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification transactions by the Issuer). If at least three years have passed since the initial representative (or a then prior designee) was elected to the Board of Directors or, if prior to such three year period, such initial representative (or prior designee) ceases to serve due to death, disability or mandatory retirement, the Milikowsky Holders (and their related parties and affiliates) may designate a different representative to be nominated to the Issuer's Board of Directors, provided, that such replacement representative is reasonably acceptable to the Issuer's Board of Directors. The representative of the Milikowsky Holders (and their related parties and affiliates) must meet the requirements of an “independent director” under the listing rules of the New York Stock Exchange and must otherwise satisfy the requirements of the Issuer’s corporate policies relating to directors.  It is anticipated that Nathan Milikowsky will be elected to the Issuer's Board of Directors as the initial representative of the Milikowsky Holders.

The Issuer’s obligations under the RRSA terminate upon the consummation of a change in control as defined in the RRSA and other wise upon the conditions set forth in the RRSA.   The foregoing description of the RRSA does not purport to be complete and is qualified in its entirety by reference to the RRSA filed as Exhibit 10.2.0 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and is  incorporated by reference herein.

Milikowsky Agreement

In order to preserve the Board nomination rights under the RRSA, Nathan Milikowsky and Daniel Milikowsky entered into an Agreement dated as of November 30, 2010 (the “ Milikowsky Agreement”) pursuant to which  each of them agreed that he would be responsible, during the Restricted Period (as defined in the Milikowsky Agreement), to ensure that the number of Securities held by him and certain of his related parties would not, in the aggregate, fall below 6,000,000 shares, as adjusted for any splits, dividends, combinations or reclassifications of the Issuer effected after November 30, 2010.  The foregoing description of the Milikowsky Agreement does not purport to be complete and is qualified in its entirety by reference to the Milikowsky Agreement filed as Exhibit 4 to this Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.
Exhibit 2.1 – Power of Attorney of Nathan Milikowsky regarding Schedule 13D filings.
Exhibit 2.2 – Power of Attorney of Daniel Milikowsky regarding Schedule 13D filings.
Exhibit 2.3 -- Power of Attorney of Daniel Milikowsky Family Holdings, LLC regarding Schedule 13D filings.
Exhibit 3 – Registration Rights and Stockholders’ Agreement dated November 30, 2010*
Exhibit 4 – Agreement by and between Nathan Milikowsky and Daniel Milikowsky dated as of November 30, 2010.

*Incorporated by reference from Exhibit 10.2.0 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       December 10, 2010

/s/ Daniel Milikowsky*____________
Daniel Milikowsky

/s/ Nathan Milikowsky*____________
Nathan Milikowsky

 DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
 /s/ Daniel Milikowsky*
 Daniel Milikowsky, Member

*/s/  Anne G. Plimpton
As attorney-in-fact

This Schedule 13D was executed by Anne G. Plimpton on behalf of the individuals listed above pursuant to  Power of Attorney  copies of which is attached as Exhibits 2.1,  2.2 and 2.3.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of GrafTech International Ltd.

EXECUTED this 10th day of  December, 2010.

/s/ Daniel Millikowsky *
Daniel Milikowsky

/s/ Nathan Milikowsky *
 Nathan Milikowsky

 DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
By: /s/ Daniel Millikowsky *
Daniel Milikowsky, Member

*/s/ Anne G. Plimpton
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Anne G. Plimpton on behalf of the individuals listed above pursuant to Powers of Attorney  copies of which are attached hereto as Exhibit 2.1 and 2.2.

EXHIBIT 2.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Nathan Milikowsky, hereby constitute and appoint C. David Goldman, Anne G. Plimpton and Beverly Schafman, and each of  them, my true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for me and in my name, place and stead, to sign any Schedules 13D or 13G, reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to holdings of and transactions by me in Common Shares or other securities of GrafTech International Ltd. and all amendments thereto, and to file the same, together with this power of attorney, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to the above-named attorneys-in-fact and agents.

Dated: November 30, 2010                                                                  /s/ Nathan Milikowsky______
Nathan Milikowsky

EXHIBIT 2.2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Daniel Milikowsky, hereby constitute and appoint C. David Goldman, Anne G. Plimpton and Beverly Schafman, and each of them, my true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for me and in my name, place and stead, to sign any Schedules 13D or 13G, reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to holdings of and transactions by me in Common Shares or other securities of GrafTech International Ltd. and all amendments thereto, and to file the same, together with this power of attorney, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to the above-named attorneys-in-fact and agents.

Dated: December 1, 2010                                                                     /s/ Daniel Milikowsky
Daniel Milikowsky

EXHIBIT 2.3
POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Daniel Milikowky Family Holdings, LLC, hereby constitutes and appoints C. David Goldman, Anne G. Plimpton and Beverly Schafman, and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for it and in its name, place and stead, to sign any Schedules 13D or 13G, reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to holdings of and transactions by it in Common Shares or other securities of GrafTech International Ltd. and all amendments thereto, and to file the same, together with this power of attorney, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as  a written revocation thereof is delivered to the above-named attorneys-in-fact and agents.

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
Dated: December 1, 2010                                                                     By /s/ Daniel Milikowsky
 Member

EXHIBIT 4

AGREEMENT

This Agreement (this “Agreement”) is made and executed as of November 30, 2010 by and between Nathan Milikowsky (“NM”) and Daniel Milikowsky (“DM” and together with NM, each a “Party” and together, the “Parties”).

WHEREAS, the Parties have entered into the following agreements: (i) that certain Agreement and Plan of Merger, entered into as of April 28, 2010, pursuant to which GrafTech International Ltd. (“GrafTech”) has agreed to purchase all of the outstanding equity interests in Seadrift Coke L.P. and (ii) that certain Agreement and Plan of Merger, entered into as of April 28, 2010, pursuant to which GrafTech has agreed to purchase all of the outstanding equity interests in C/G Electrodes LLC (together, the “Merger Agreements”);

WHEREAS, in connection with the Merger Agreements, the Parties are entering into a Registration Rights and Stockholders’ Agreement of even date herewith (the “RRSA”) which grants certain board nomination rights for so long as the Parties, the Principal Holders (as defined in the RRSA)  and their respective Related Parties (as defined in the RRSA) own of record and beneficially at least 12,000,000 shares of GrafTech common stock (“Shares”);

WHEREAS, under the Merger Agreements, (i) Daniel Milikowsky Family Holdings, LLC (“DM Family Holdings”) will receive 8,107,146 Shares, (ii) DM will receive 444,337 Shares, (iii) DM will receive an indirect interest in 148,897 Shares through his 50% interests in Seadrift Coke LLC and NMDM Investments LLC, and (iv) Daniel and Sharon Milikowsky Family Foundation (“DM Foundation”) will receive 57,360 Shares.   For the purposes hereof, DM and DM Family Holdings are referred to as “DM Related Parties;” and the shares owned by the DM Related Parties together with the shares attributable to DM through his ownership in Seadrift Coke LLC and NMDM Investments LLC are referred to as the “DM Subject Shares”;

WHEREAS, in order to ensure the availability of the board nomination rights, DM has agreed that he and DM Family Holdings will together maintain ownership of not less than 6,000,000 shares (the “DM Minimum Shares”);

WHEREAS, Shares in excess of the DM Minimum Shares (held by DM Family Holdings, DM,  the DM Foundation or otherwise (all such Shares collectively, the “DM Exempt Shares”) shall not be subject to the terms of this Agreement;

WHEREAS, under the Merger Agreements, (i) NM will receive 6,269,204 Shares, (ii) Rebecca Milikowsky will receive 760,759 Shares, (iii) NM will receive an indirect interest in 148,897 Shares through his 50% interests in Seadrift Coke LLC and NMDM Investments LLC, (iv) Brina Milikowsky will receive 760,759 Shares, (v) Shira Milikowsky will receive 760,759 Shares, and (iv) The Rebecca and Nathan Milikowsky Family Foundation (“NM Foundation”) will receive 57,360 Shares.  For the purposes hereof, NM, Rebecca Milikowsky, Brina Milikowsky, Shira Milikowsky are referred to as the “NM Related Parties;” and the shares owned by the NM Related Parties together with the shares attributable to NM through his ownership in Seadrift Coke LLC and NMDM Investments LLC are referred to as the “NM Subject Shares”;

WHEREAS, in order to ensure the availability of the board nomination rights, NM has agreed that the NM Subject Shares will not fall below 6,000,000 shares, as adjusted for any splits, dividends, combinations or reclassifications effected after the date hereof (the “NM Minimum Shares”);

WHEREAS, Shares in excess of the NM Minimum Shares (held by any of the NM Related Parties or otherwise (all such Shares collectively, the “NM Exempt Shares”) shall not be subject to the terms of this Agreement;

WHEREAS, the Parties wish to enter into this Agreement to confirm certain agreements between them with respect to the above.

NOW THEREFORE, in consideration of the foregoing and other valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	NM hereby agrees that, during the Restricted Period (as defined below) he shall be responsible to ensure that the NM Subject Shares do not fall below the NM Minimum Shares.

2.	DM hereby agrees that, during the Restricted Period (as defined below) he shall be responsible to ensure that the DM Subject Shares do not fall below the DM Minimum Shares.

3.
For the avoidance of doubt, (i) no consent of NM shall be required for the Transfer of any DM Exempt Shares by DM or his Related Parties, (ii)  no consent of DM shall be required for the Transfer of any NM Exempt Shares by NM or his Related Parties, and (iii) any Shares that are owned by the DM Foundation or the NM Foundation and that are, respectively, DM Exempt Shares or NM Exempt Shares, in either case as defined in the RRSA, shall not under any circumstances be subject to this Agreement; and neither the DM Foundation nor the NM Foundation shall be subject to any of the restrictions or obligations of this Agreement with respect to any such Exempt Shares.

4.
For purposes hereof, the term “Restricted Period” means the period commencing on the date hereof and continuing until the earliest to occur of (i) the tenth anniversary of the date hereof; (ii) the death of Nathan Milikowsky; and (iii) the date on which Nathan Milikowsky decides that he no longer wishes to serve as a member of the GrafTech board of directors and the Nominators (as such term is defined in the Registration Rights and Stockholders’ Agreement) choose not to nominate another designee as his replacement.

5.	This agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

6.	This letter shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

7.
Except as expressly set forth herein, this letter shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Parties under the Registration Rights and Stockholders’ Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Registration Rights and Stockholders’ Agreement.

8.	This letter contains the entire agreement of the Parties with respect to the subject matter hereof, and no modification of this letter or waiver of the terms and conditions hereof shall be binding upon a Party, unless approved in writing by such Party.  This letter may be executed in counterparts, each of which shall be deemed to be part of the same agreement.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

/s/ Daniel Milikowsky__________
Daniel Milikowsky

/s/ Nathan Milikowsky_________
Nathan Milikowsky